CUTLER GROUP, L.P.
(A California Limited Partnership)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2021
<u>CONFIDENTIAL</u>

OATH OR AFFIRMATION

I, **Nader Sharabati**, swear (or affirm), that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Cutler Group, L.P.**, as of **December 31, 2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivallent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OUD SAPPRASERT O'BRIEN
Notary Public - California
San Francisco County
Commission # 2384567
My Comm. Expires Dec 23, 2025

Signature

Chief Financial Officer
Title

Notary Public

This filing contains (check all applicable boxes):**

[**x**] (a) Statement of financial condition.
[ ] (b) Notes to consolidated statement of financial condition.
[**x**] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
[**x**] (d) Statement of cash flows.
[**x**] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
[ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
[**x**] (g) Notes to consolidated financial statements.
[**x**] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
[ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
[**x**] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
[ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
[ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
[**x**] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
[ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
[**x**] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
[ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
[**x**] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
[ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
[**x**] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
[ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
[**x**] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
[ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
[**x**] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
[ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
[ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
[ ] (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: October 31, 2023
	Estimated average burden
	hours per response 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42415

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:

  CUTLER GROUP, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
[X] **Broker-dealer**   □ **Security-based swap dealer.** □ **Major security-based swap participant**
  □ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  101 Montgomery Street, Suite 700
  (No. and Street)

  San Francisco   **California**   **94104**
  (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REAGARD TO THIS FILING

  Nader Sharabati   **(415) 293-3960**
                       (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

  Ryan & Juraska, LLP, Certified Public Accountants
  (Name – if individual, state last, first, middle name)

  141 West Jackson Boulevard, Suite 2250 **Chicago** **Illinois** **60604**
  (Address)   (City)   (State)   (Zip Code)

_____3/24/2009_____3407_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY
---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Cutler Group, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cutler Group, L.P. (the "Partnership") as of December 31, 2021, the related statements of operations, changes in partners' capital, and cash flows for the year then ended and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cutler Group, L.P. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cutler Group, L.P.'s management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cutler Group, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Partnership's auditor since 2001.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Cutler Group L.P.'s financial statements. The supplemental information is the responsibility of Cutler Group L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2022

CUTLER GROUP, L.P.

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	28,712,028
Receivable from broker-dealer		2,588,265
Securities owned, at fair value		2,419,620,615
Furniture and equipment, at cost (net of accumulated depreciation of $12,030,098)		1,028,071
Other assets		1,323,995
	$	2,453,272,974

Liabilities and Partners' Capital

Liabilities		
Securities sold, not yet purchased, at fair value	$	1,759,593,446
Payable to broker-dealer		473,647,076
Lease liability		606,784
Accounts payable and accrued expenses		28,144,043
		2,261,991,349
Partners' capital		
General partner		25,464,566
Limited partners		165,817,059
		191,281,625
	$	2,453,272,974

See accompanying notes.

CUTLER GROUP, L.P.

Statement of Operations

Year Ended December 31, 2021

Revenues		
Trading gains	$	184,952,764
Interest and dividends		3,521,580
Other		248,707
		188,723,051
Expenses		
Employee compensation and benefits		38,318,605
Exchange dues and charges		29,466,211
Interest		11,922,177
Communications, quotations and market research		8,735,335
Commissions, execution and clearance fees		7,780,717
Trader permit fees		3,120,467
Depreciation		652,233
Equipment and software licenses		565,120
Occupancy		511,184
Professional fees		354,602
Other operating expenses		404,452
		101,831,103
Net income	$	86,891,948

See accompanying notes.

CUTLER GROUP, L.P.

Statement of Changes in Partners' Capital

Year Ended December 31, 2021

	General Partner		Limited Partners		Total	
Balance at January 1, 2021	$	14,745,779	$	136,796,530	$	151,542,309
Contributions		—		18,575,779		18,575,779
Withdrawals		(14,745,779)		(50,982,632)		(65,728,411)
Net income		25,464,566		61,427,382		86,891,948
Balance at December 31, 2021	$	25,464,566	$	165,817,059	$	191,281,625

See accompanying notes.

CUTLER GROUP, L.P.

Statement of Cash Flows

Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$	86,891,948
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		652,233
(Increase) decrease in operating assets:		
Receivable from broker-dealer		(1,199,158)
Securities owned, at fair value		(308,762,078)
Other assets		462,351
Increase (Decrease) in operating liabilities:		
Payable to broker-dealer		244,705,958
Securities sold, not yet purchased, at fair value		34,601,531
Lease liability		(463,329)
Accounts payable and accrued expenses		12,158,922
Net cash provided by operating activities		69,048,378
Cash flows from investing activities		
Purchases of equipment		(1,205,564)
Net cash used in investing activities		(1,205,564)
Cash flows from financing activities		
Limited partners' contributions		18,575,779
Limited partners' withdrawals		(50,982,632)
General Partner withdrawals		(14,745,779)
Net cash used in financing activities		(47,152,632)
Net increase in cash		20,690,182
Cash at beginning of year		8,021,846
Cash at end of year	$	28,712,028

See accompanying notes.

CUTLER GROUP, L.P.
(A California Limited Partnership)

Notes to Financial Statements
December 31, 2021
_____

1.   **Organization**

Cutler Group, L.P. (the "Partnership"), a California limited partnership, was organized on February 1, 1994. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, Nasdaq, IEX, Cboe BZX Equity Exchanges and BOX Options Exchange. The Partnership is a member / market maker on NYSE-Arca, AMEX, Cboe-C1, C2, BZX EDGX, Nasdaq - PHLX, NOM, BX, ISE, GEMX, MRX, MIAX – MIAX, PEARL, EMERALD Options Exchanges. The firm engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

The Partnership's general partner is Trent Cutler Capital, LLC (the "General Partner"). The General Partner conducts and manages the business of the Partnership. Class A Limited Partners, and Class B Limited Partners as defined in the Partnership's Agreement of Limited Partnership do not have any management responsibility (see Note 3).

2.   **Summary of Significant Accounting Policies**

The Partnership's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Securities Valuation
Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Open trade equity in futures is included in payable from broker-dealer and measured at the closing exchange price. Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Depreciation
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and the straight line and accelerated methods for income tax purposes. For the year ended December 31, 2021, depreciation expense totaled approximately $652,000.

_____

2. **Summary of Significant Accounting Policies, continued**

Accounting for Leases
In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) asset and lease liabilities for the rights and obligations created by all qualifying leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. At adoption the Partnership recognized lease liabilities of $1,540,629 representing the discount value of the remaining fixed lease payments. Changes in lease liabilities are based on current period interest and cash payments. The Partnership also recognized ROU assets of $1,540,629 at adoption, which represents the measurement of the lease liabilities, payments and direct costs.

Financial Instruments-Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendment was effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Partnership's Financial Statements.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the partnership is included in the respective income tax returns of the partners.

In accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2018. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2021.

3. **Partnership Agreement**

Profit and Loss Allocations
All profits and losses are allocated quarterly, after allocations to the Self-Backed Traders (see Note 5), subject to the following:

a. "Designated Net Profits" and "General Net Profits", as defined in the Partnership's Agreement of Limited Partnership, shall first be allocated to limited partners in proportion to their respective ownership percentages as of the first day of each calendar quarter to remove unrecouped "Designated Net Losses" and "General Net Losses", as defined in the Partnership's Agreement of Limited Partnership, for such limited partners.

3. **Partnership Agreement, continued**

   b. Class B Limited Partners, as defined in the Partnership's Agreement of Limited Partnership, are allocated all remaining Designated Net Profits and Designated Net Losses in proportion to their respective Class B percentage interest. After the allocation to the Class B Limited Partners, the remaining Designated Net Profits and Designated Net Losses are allocated in the same manner as General Net Gains and General Net Losses.

   c. The remaining General Net Profits and General Net Losses are then allocated to the General Partner, Class A Limited Partners, and Class B Limited Partners as defined in the Partnership's Agreement of Limited Partnership.

4. **Distributions and Withdrawals**

   The Partnership is not required to make distributions, but may do so at the discretion of the General Partner. A limited partner may request a withdrawal of his or her entire capital account, or any portion thereof, as of the end of any calendar quarter, by giving 30 days prior written notice to the General Partner; provided that the limited partner maintained his or her investment for a minimum one year period. The General Partner may accept withdrawal requests of shorter notice at its discretion.

5. **Agreements and Related-Party Transactions**

   The Partnership has a Joint Back Office ("JBO") clearing agreements with Merrill Lynch Professional Clearing Corp. ("ML-PRO") and Goldman Sachs & Co. LLC ("GS"). These agreements allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Partnership has invested $20,000 and $10,000 in the preferred shares of ML-PRO and GS, respectively. The Partnership's investments in ML-PRO and GS are reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, these agreements requires that the Partnership maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment.

   The Partnership has entered into trading agreements with certain of its traders (the "Self-Backed Traders"). Under these agreements, the Self-Backed Traders have agreed to contribute capital to fund their trading activities. The Self-Backed Traders receive a percentage of the "net revenues" (trading gains less expenses) of their respective trading accounts, as defined in the trading agreements. Such allocations are credited to the respective limited partner capital accounts of the Self-Backed Traders. The Self-Backed Traders' profit allocations are deducted from total partnership income before determining the net profit or loss to be allocated to the partners on a pro rata basis.

---

6. Financial Instruments

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Partnership may sometimes use derivatives, the Partnership reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business the Partnership enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Partnership's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Partnership receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Partnership to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Partnership's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Partnership is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

CUTLER GROUP, L.P.
(A California Limited Partnership)

Notes to Financial Statements, Continued
December 31, 2021

_____

7. **Fair Value Measurements and Disclosures**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value is requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows:

- State Municipal Obligations. State Municipal Obligations are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, State Municipal Obligations are generally categorized in level 1 of the fair value hierarchy.

CUTLER GROUP, L.P.
(A California Limited Partnership)

Notes to Financial Statements, Continued
December 31, 2021
_____

7.   Fair Value Measurements and Disclosures, continued

- Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads of credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

- Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise they are categorized in level 2 or 3 of the fair value hierarchy.

- Listed Derivative Contracts. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1
Assets	
Securities owned	
Equities	$ 1,469,358,941
Options	950,261,674
Total securities owned	$ 2,419,620,615
Liabilities	
Securities sold, not yet purchased	
Equities	$ 757,203,969
Options	1,002,389,477
Total securities sold, not yet purchased	$ 1,759,593,446

At December 31, 2021, the Partnership had no open futures contracts. At December 31, 2021, the Partnership held no Level 2 or Level 3 investments.

8. **Credit Concentration**

    At December 31, 2021, a significant credit concentration consisted of approximately $187.2 million, representing the fair value of the Partnership's trading accounts carried by its clearing broker, Bank of America Securities Inc. Management does not consider any credit risk associated with this net receivable to be significant.

    At December 31, 2021, the Partnership had a cash balance at one bank in excess of FDIC limits. Management believes the Partnership is not exposed to any significant credit risk on cash.

9. **Employee Benefit Plan**

    The Partnership has established a 401(k) plan for qualified employees. The Partnership can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2021 totaled approximately $814,000. The Partnership elected to make contributions to the plan for the year ended December 31, 2021 that totaled approximately $464,000.

10. **Commitments**

    The Partnership recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, leases and recognize a right of use asset and lease liability in the statement of financial condition. The Partnership has recorded a right of use asset and lease liability based on the presents value of the future payments calculated with a 1.54% discount rate. The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended December 31, 2021 totaled approximately $511,000.

    The minimum annual rental commitments under non-cancelable operating leases are as follows as of December 31, 2021:

Year Ending December 31,		Amount
2022	$	487,000
2023		164,000
		651,000
Imputed Interest		(44,000)
Lease liability	$	607,000

    The current value of ROU asset is approximately $607,000 and reflected in other assets in the Statement of Financial Condition.

CUTLER GROUP, L.P.
(A California Limited Partnership)

Notes to Financial Statements, Continued
December 31, 2021
_____

11. **Guarantees**

ASC 460, Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
Certain derivative contracts meet the accounting definition of a guarantee, including certain options written, contingent forward contracts and credit default swaps. Although the Partnership's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Partnership has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee.

The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. In certain situations, collateral may be held by the Partnership for those contracts that meet the definition of a guarantee. Generally, the Partnership sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Partnership may recover amounts related to the underlying asset delivered to the Partnership under the derivative contract.

The Partnership records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Partnership also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Partnership believes that the notional amounts of the derivative contracts generally overstate its exposure.

12. **Contingency**

In the normal course of business, the Partnership is subject to legal actions that involve claims for monetary relief. The Partnership's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Partnership.

_____

13. **Net Capital Requirements**

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Partnership is required to maintain "net capital" equal to the greater of $1,000,000 or 6 ⅔% of "aggregate indebtedness", as defined.

At December 31, 2021, the Partnership had net capital and net capital requirements of $174,597,902 and $1,876,270, respectively.

14. **Subsequent Events**

The Partnership's management has evaluated events and transactions through February 25, 2022 the date the financial statements were available to be issued, noting no material events requiring disclosure in the Partnership's financial statements.

SUPPLEMENTAL SCHEDULES

CUTLER GROUP, L.P. **Schedule 1**

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2021

Computation of net capital		
Total partners' capital		$ 191,281,625
Deduct partners' capital not allowable for net capital		(14,937,989)
Total partners' capital qualified for net capital		176,343,636
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net	$ 1,028,071	
Other assets	717,211	(1,745,282)
Commodity futures contracts and spot commodities proprietary capital charges	—	—
Net capital before haircuts on securities positions		174,598,354
Haircuts on securities:		
Trading and investment securities:		
Debt securities	$ —	
Other securities	452	
Undue concentration	—	(452)
Net capital		$ 174,597,902
Computation of basic capital requirement		
Minimum net capital required (greater of $1,000,000 or 6 ⅔% of aggregate indebtedness)		1,876,270
Net capital in excess of net capital requirement		$ 172,721,632
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 28,144,043
Ratio of aggregate indebtedness to net capital		% 16.12

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2021.

See accompanying notes.

CUTLER GROUP, L.P.   **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2021

The Partnership did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.

CUTLER GROUP, L.P.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2021

The Partnership did not handle any customer cash or securities during the year ended December 31, 2021 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Cutler Group, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cutler Group, L.P. (the "Partnership") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership limits its business activities exclusively to proprietary trading and the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021 without exception.

The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Partnership's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2022

CUTLER GROUP, L.P.

The Exemption Report

December 31, 2021

Cutler Group, L.P., (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

1) The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

2) The Partnership is filing this Exemption Report relying on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership limits its business activities exclusively to proprietary trading and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021 without exception.

I, Nader Sharabati, affirm that to the best of my knowledge and belief, this Exemption Report is correct and true.

Cutler Group, L.P.

_____
Nader Sharabati
Chief Financial Officer

February 25, 2022